Filed pursuant to Rule 424(b)(3)

Under the Securities Act of 1933, as amended

Registration No. 333-270311

PROSPECTUS

Vuzix Corporation

2,843,754 Shares of Common Stock

Pursuant to this prospectus, the selling stockholders identified herein are offering on a resale basis an aggregate of 2,843,754 shares of common stock of Vuzix Corporation.

We will not receive any of the proceeds from the sale by the selling stockholders of the common stock.

The selling stockholders may sell or otherwise dispose of the common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell or otherwise dispose of the common stock covered by this prospectus in the section entitled “Plan of Distribution” on page 9. Discounts, concessions, commissions and similar selling expenses attributable to the sale of common stock covered by this prospectus will be borne by the selling stockholders. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the common stock with the Securities and Exchange Commission, or the SEC.

You should carefully read this prospectus together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on The Nasdaq Capital Market under the symbol “VUZI.” On March 3, 2023, the last reported sale price for our common stock was $4.11 per share.

Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page 8 of this prospectus and in the documents we incorporate by reference.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2023.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC pursuant to which the selling stockholders named herein may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under “Where You Can Find More Information” and “Information Incorporated by Reference” in this prospectus.

We have not authorized anyone to give any information or to make any representation to you other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to “Vuzix,” the “Company,” “we,” “us” and “our” refer to Vuzix Corporation.

SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus and in the documents we incorporate by reference into this prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in our common stock. After you read this summary, you should read and consider carefully the entire prospectus and the more detailed information and financial statements and related notes that are incorporated by reference into this prospectus. If you invest in our shares, you are assuming a high degree of risk.

About Us—Business Overview

We are engaged in the design, manufacture, marketing and sale of wearable computing devices and augmented reality wearable display devices, also referred to as head mounted displays (or HMDs), heads-up displays (HUDs) or near-eye displays, in the form of Smart Glasses and Augmented Reality (AR) glasses. Our wearable display devices are worn like eyeglasses or attach to a head-worn mount. These devices typically include cameras, sensors, and a computer that enable the user to view, record and interact with video and digital content, such as computer data, the internet, social media or entertainment applications. Our wearable display products integrate display technology with our advanced optics to produce compact high-resolution display engines, less than half an inch diagonally, which when viewed through our Smart Glasses products create virtual images that appear comparable in size to that of a computer monitor or a large-screen television. In 2022, we commenced a development project with Atomistic SAS relating to advanced micro light emitting diode (LED) displays with the goal to make a full-color micro LED display for Vuzix’s use in future products and in our sales to OEMs.

With respect to our Smart Glasses and AR products, we are focused on the enterprise, industrial, commercial, security, first responder, medical, and defense markets. We also provide custom solutions and engineering services to third parties, including OEMs, of waveguides to enable fully integrated wearable display systems, including HMDs to commercial, industrial and defense customers. We do not offer “work-for-hire” services per se but rather offer our engineering services for projects that we expect could lead to advancing our technology and potentially evolve into long-term supply or OEM relationships.

All of the mobile displays and wearable and mobile electronics markets in which we compete, including mobile and wearable displays and electronics, have been and continue to be subject to consistent and rapid technological change, with ever greater capabilities and performance, including mobile devices with larger screen sizes and improved display resolutions as well as, in many cases, declining prices on mobile devices. As a result, we must continue to improve our products’ performance and lower our costs. We believe our intellectual property portfolio gives us a leadership position in the design and manufacturing of micro-display projection engines, waveguides, mechanical packaging, ergonomics, optical systems and ultimately micro LEDs.

About this Offering

On May 12, 2022, the Company entered into a License Agreement, Stock Purchase Agreement and a Shareholders’ Agreement (collectively, the “Original Atomistic Agreements”) with Atomistic SAS (“Atomistic”), and its two principals (the “Founders”), and on December 16, 2022, the Company entered into new License, Stock Purchase and Shareholders’ Agreements (collectively, the “New Atomistic Agreements”). These New Atomistic Agreements terminated and superseded the Original Atomistic Agreements in their entirety. Pursuant to these New Atomistic Agreements: (i) Atomistic granted to the Company an exclusive worldwide royalty-free right and license to certain technologies, (ii) the Company is required to make installment payments to Atomistic in the aggregate amount of $30,000,000, under a schedule set forth in the License Agreement, of which, $20,500,000 has already been paid, and (iii) under the Stock Purchase Agreement, the Company agreed to purchase up to an aggregate of 25,250 shares of Series B Preferred Stock of Atomistic (the “Series B Preferred Stock”) at such times following and subject to presentation of the Epitaxy Plan, the Foundation Materials and achievement of each Milestone (as defined in the Stock Purchase Agreement). The aggregate consideration the Company agreed to pay for the purchase of the Series B Preferred Stock will be $2,500,000 and between 1,750,000 and 2,843,754 shares of the Company’s common stock (valued based on the Company’s share price at the time of such issuances, subject to a floor of $8.00 and a ceiling of $13.00). The first purchase by the Company under the Stock Purchase Agreement requiring issuance of common stock, for an aggregate of 2,500 shares of Series B Preferred Stock, is expected to occur in or around May 2023 and the remaining shares of Series B Preferred Stock will be purchased, and corresponding issuances of common stock will be made at such times when the Foundation Materials have been presented or when each Milestone is achieved. The shares of Series B Preferred Stock will automatically convert to shares of Series A Preferred Stock of Atomistic upon being purchased by the Company. Once the Company owns at least 25,250 shares of Series A Preferred Stock of Atomistic, such shares will automatically convert into Ordinary Shares of Atomistic at a rate of 1 share of Series A Preferred Stock into 1,000 Ordinary Shares. After this automatic conversion, the Company will own 25,250,000 Ordinary Shares of Atomistic or approximately 99.9% of its total controlling shares. The Company has the option, at its sole discretion, to accelerate any Milestone to acquire all of any remaining Series B Preferred Stock at any time.

The table below sets forth the number of shares issuable by the Company to the Founders under the Stock Purchase Agreement:

	Vuzix Shares to be issued based on ceiling price of $13	Vuzix Shares issuable based on floor price of $8
Foundation Materials	460,000	747,500
Milestone 1	215,000	349,375
Milestone 2	215,000	349,375
Milestone 3	107,500	174,688
Milestone 4	107,500	174,688
Milestone 5	107,500	174,688
Milestone 6	107,500	174,688
Milestone 7	107,500	174,688
Milestone 8	107,500	174,688
Milestone 9	107,500	174,688
Milestone 10	107,500	174,688
Total Shares Issuable by the Company	1,750,000	2,843,754

This prospectus includes the resale of 2,843,754 shares of common stock of the Company issuable under the Stock Purchase Agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements give current expectations or forecasts of future events or our future financial or operating performance. We may, in some cases, use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements.

These forward-looking statements reflect our management’s beliefs and views with respect to future events, are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from those in these forward-looking statements. We discuss many of these risks in greater detail in this prospectus under “Risk Factors” and in our Annual Report on Form 10-K filed with the SEC on March 1, 2023, as well as those described in the other documents we file with the SEC. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable laws or regulations.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties discussed below, as well as those under the heading “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC, and as incorporated by reference in this prospectus, as the same may be amended, supplemented or superseded by the risks and uncertainties described under similar headings in the other documents that are filed by us after the date hereof and incorporated by reference into this prospectus.

Risks Relating to This Offering

The sale of a substantial amount of our common stock, including resale of the shares of common stock by the selling stockholders in the public market, could adversely affect the prevailing market price of our common stock.

We are registering for resale 2,843,754 shares of common stock by the selling stockholders. Sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our common stock. We cannot predict if and when the selling stockholders may sell such shares in the public market.

USE OF PROCEEDS

We will not receive any of the proceeds from any sale or other disposition of the shares of common stock covered by this prospectus. All proceeds from the sale of the shares will be paid directly to the selling stockholders.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders include 2,843,754 shares issuable to the selling stockholders under the Purchase Agreement. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. The selling stockholders are the “Founders” under the Purchase Agreement (see “About This Offering”) and except as set forth thereunder, none of the selling stockholders have had any material relationship with us within the past three years. None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering (1)	Number of Shares of Common Stock Offered	Number of Shares of Common Stock Owned After Offering (2)	Percentage of Common Stock Owned After Offering (3)
Jonathan Sachs	0	2,275,000	0	-
Jerry Woodall	0	568,754	0	-

(1)	Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security.

(2)	Represents the number of shares that will be held by the selling stockholder after completion of this offering based on the assumptions that (a) all common stock registered for resale by the registration statement of which this prospectus is part will be sold and (b) no other shares of common stock are acquired or sold by the selling stockholder prior to completion of this offering. However, the selling stockholders may sell all, some or none of such shares offered pursuant to this prospectus and may sell other shares of common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

(3)	Based on 63,207,674 shares of common stock outstanding as of March 6, 2023, and assumes that all of the shares offered by the selling stockholders hereunder will have been sold.

PLAN OF DISTRIBUTION

The selling stockholders of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	Privately-negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents who are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus has been passed upon for us by Sichenzia Ross Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of Vuzix Corporation at December 31, 2022 and 2021 appearing in our Annual Report on Form 10-K for the year ended December 31, 2022, have been audited by Freed Maxick CPAs, P.C., independent registered public accountants, as set forth in its report thereon included therein, and which are incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act that registers the resale of the shares of our common stock covered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in or incorporated by reference into this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or one of our filings with the SEC that is incorporated by reference into the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement contained in or incorporated by reference into this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov.

We make available, free of charge, on our website at www.vuzix.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The contents of our website are not part of this prospectus, and the reference to our website does not constitute incorporation by reference into this prospectus of the information contained on or through that site, other than documents we file with the SEC that are specifically incorporated by reference into this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents listed below and any future documents that we file with the SEC (excluding any portion of such documents that are furnished and not filed with the SEC) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing of the registration statement of which this prospectus forms a part prior to the effectiveness of the registration statement and (ii) after the date of this prospectus until the offering of the securities is terminated:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2022, filed with the SEC on March 1, 2023; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on January 26, 2015.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Eric Black, Vuzix Corporation, 25 Hendrix Road, West Henrietta, New York 14586, telephone number 585-359-5900.